UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For 19 January, 2007

KONINKLIJKE KPN N.V.

Maanplein 55
2516 CK The Hague
The Netherlands
(Exact name of registrant and address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K contains a copy of the following press release:

•                                         Agreement with Works councils on E-Plus restructuring, dated 19 January 2007.

Press release

Agreement with Works councils on E-Plus restructuring	Date 19 January 2007 Number 005pe

KPN’s German mobile unit E-Plus has reached agreement with employee representatives on the restructuring of the company. As announced in September 2006, E-Plus will create 350 new customer-facing jobs in the areas of sales and retail, whilst reducing managerial and administrative staff by 300 by the end of the year. These measures are intended to lead to increased customer focus as well as boosting efficiency and effectiveness, thus contributing to E-Plus’ continued profitable growth.

Negotiations with potential partners on the outsourcing of selected business areas in network construction and network operation are ongoing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONINKLIJKE KPN N.V.

Dated: January 23, 2007	By:	/s/ MICHEL HOEKSTRA
Michel Hoekstra Legal Counsel